Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of EQT Corporation for the registration of common stock, preferred stock and debt securities and to the incorporation by reference therein of our report dated February 10, 2022 (except for Note 10, as to which the date is April 28, 2022), with respect to the consolidated financial statements and schedule of EQT Corporation and Subsidiaries included in EQT Corporation’s Current Report (Form 8-K) filed on April 28, 2022, and our report dated February 10, 2022 on the effectiveness of internal control over financial reporting of EQT Corporation and Subsidiaries included in EQT Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2021, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

September 16, 2022